82-4350

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accounta[redacted].

03003409

If you have sold or transferred all your shares in The Su … at once hand this circular and the accompanying form of proxy t… …r to the bank, stockbroker or other agent through whom the sale … …n to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

新銀集團有限公司*

THE SUN'S GROUP LIMITED

(Incorporated in Bermuda with limited liability)

GENERAL MANDATE TO ISSUE NEW SHARES

A notice convening a special general meeting of The Sun's Group Limited to be held at Plaza I-III, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wanchai, Hong Kong on Friday, 24 January 2003 at 10:00 a.m. is set out on pages 4 to 5 of this circular. A form of proxy for use at the special general meeting is also enclosed.

Whether or not you are able to attend the Special General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on or before 12 January 2003 or at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong from 13 January 2003 but in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting if you so wish.

* *For identification purpose only*

8 January 2003

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 2
2. General Mandate to Issue New Shares 2
3. Special General Meeting 3
4. Recommendation 3

Notice of Special General Meeting 4

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of Directors;
"Company"	The Sun's Group Limited, an exempted company incorporated in Bermuda with limited liability and whose securities are listed on The Stock Exchange of Hong Kong Limited;
"Director(s)"	the director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Share(s)"	share(s) of HK$0.001 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the share capital of the Company;
"Shareholder(s)"	the holder(s) of Share(s);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares of HK$0.001 each in the Company equal in aggregate up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of the Special General Meeting, details of which are set out in paragraph 2 of the Letter from the Board;
"Special General Meeting"	a special general meeting of the Company to be held on 24 January 2003 at 10:00 a.m. or any adjournment thereof, notice of which is set out on pages 4 to 5 of this circular;

SUN'S 新銀集團有限公司*
THE SUN'S GROUP LIMITED
(Incorporated in Bermuda with limited liability)

Executive Directors:
Wei Wu *(Chairman and Chief Executive Officer)*
He Hui Min
Chiang Ho Wai

Non-executive Directors:
Siu King Nin, Peter
Wei De Zhong

Independent Non-executive Directors:
Lai Si Ming
Kwan Man Fai

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
29th Floor and 30th Floor
The Sun's Group Centre
200 Gloucester Road
Wanchai
Hong Kong

8 January 2003

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO ISSUE NEW SHARES

1. INTRODUCTION

At the special general meeting of the Company held on 14 November 2002, a general mandate was given from the Shareholders to the Directors to exercise the powers of the Company to issue Shares. Such general mandate to issue Shares has been fully exercised by the Directors for the issuance of Shares pursuant to the Subscription Agreement dated 18 November 2002 and the Placing Agreement dated 15 November 2002. Details of the subscription and the placing of Shares have been set out in the announcement of the Company dated 19 November 2002.

The purpose of this circular is to provide you with information regarding the proposed general mandate to issue Shares.

2. GENERAL MANDATE TO ISSUE NEW SHARES

In order to ensure flexibility and to confer discretion on the Directors in the event that it becomes desirable to issue any Shares, at the Special General Meeting, an ordinary resolution will be proposed that the Directors be given the Share Issue Mandate, which is a general and unconditional mandate to allot, issue and deal in the Shares, which equal in aggregate of up to 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution in connection with the Share Issue Mandate. The Directors wish to state that they have no present intention of issuing Shares.

* *For identification purpose only*

3. SPECIAL GENERAL MEETING

The notice of the Special General Meeting is set out on pages 4 to 5 of this circular. At the Special General Meeting, a resolution will be proposed to approve the granting of the Share Issue Mandate.

A form of proxy for use at the Special General Meeting is enclosed with this circular. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on or before 12 January 2003 or at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong from 13 January 2003 but in any event not less than 48 hours before the time appointed for holding the Special General Meeting and any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Special General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the proposed granting of the Share Issue Mandate is in the interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolution set out in the notice of the Special General Meeting.

Yours faithfully,
For and on behalf of the Board
Wei Wu
Chairman & Chief Executive Officer

NOTICE OF SPECIAL GENERAL MEETING

SUNS 新銀集團有限公司*
THE SUN'S GROUP LIMITED
(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of the shareholders of The Sun's Group Limited (the "Company") will be held at Plaza I-III, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wanchai, Hong Kong on Friday, 24 January 2003 at 10:00 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolution as Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company (the "Shares") and to make or grant offers, agreements and options which would or might require Shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved,

(a) provided that, otherwise than pursuant to (i) a rights issue where Shares are offered to the Company's shareholders on a fixed record date in proportion to their then holdings of Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any other eligible participant pursuant to the scheme of Shares or rights to acquire Shares, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company, the total nominal amount of additional Shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not exceed the aggregate of:

(A) 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution; and

(B) an amount representing the aggregate nominal value of Shares repurchased by the Company pursuant to the repurchase mandate granted pursuant to the ordinary resolution no. (B) passed by the shareholders of the Company at the annual general meeting of the Company held on 21 June 2002, provided that such value shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue on 21 June 2002, and

the said approval shall be limited accordingly; and

* *For identification purpose only*

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held."

By Order of the Board
Yuen Wai Kuen
Company Secretary

Hong Kong, 8 January 2003

Notes:

1. A member of the Company, who is the holder of two or more shares of the Company is entitled to attend and vote at the above-mentioned special general meeting may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on or before 12 January 2003 or at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong from 13 January 2003 but in any event not less than 48 hours before the time fixed for holding of the said meeting or any adjournment thereof.

(b) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列任何一項最早發生之日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」

承董事會命
公司秘書
袁偉權

香港，二零零三年一月八日

附註：

1. 凡有權出席上述股東特別大會及於會上投票之本公司股東，若持有兩股或以上本公司股份，均有權委任一位以上代表，代其出席及投票。受委任人士毋須為本公司之股東。倘超過一名人士獲委任，則委任書上須註明每位受委代表所代表之有關股份數目與類別。

2. 代表委任表格及經簽署之授權書或其他授權文件（如有），或經簽署證明之授權書或授權文件副本送達本公司在香港之股份過戶登記處登捷時有限公司，地址為香港中環夏愨道10號和記大廈4樓（於二零零三年一月十二日或以前），或香港灣仔告士打道56號東亞銀行港灣中心地下（於二零零三年一月十三日或以後），惟無論如何最遲須於上述大會或其任何續會指定舉行時間前48小時送達。

股東特別大會通告

新銀集團有限公司*
THE SUN'S GROUP LIMITED
（於百慕達註冊成立之有限公司）

茲通告新銀集團有限公司（「本公司」）謹訂於二零零三年一月二十四日（星期五）上午十時正假座香港灣仔謝斐道二三八號世紀香港酒店大堂低座一至三號宴會廳舉行股東特別大會，以考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

普通決議案

「**動議**一般及無條件授權本公司之董事（「董事」），於有關期間（定義見下文）行使本公司之一切權力，以發行、配發及處理本公司之額外股份（「股份」），並可訂立或授予將會或可能規定在有關期間（定義見下文）內或結束後配發、發行或處理股份之售股建議、協議及購股權；

(a) 惟除根據(i)配售新股（指本公司向於指定記錄日期之本公司股東按其當時持股比例提出售股建議（惟董事可就零碎股份或由於任何香港以外地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，作出認為必須或權宜之豁免或其他安排））；或(ii)當時所採納之任何購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員及／或根據該計劃之任何其他合資格參與人授出或發行股份或可認購股份之權利；或(iii)依照本公司之公司細則實行之任何以股代息計劃或類似安排，以配發股份代替股份之全部或部份股息外，將予發行、配發、處理或同意有條件予以或無條件予以發行、配發或處理之額外股份面值總額，合共不得超過：

(A) 於本決議案獲通過當日本公司已發行股本面值總額之20%；及

(B) 相當於本公司根據本公司股東於二零零二年六月二十一日舉行之股東週年大會上通過之B項普通決議案授出之購回授權所購回股份面值總額，惟該數額須不超過於二零零二年六月二十一日本公司已發行股本面值總額之10%，

而上述批准亦須受此數額限制；及

* 僅供識別

3. 股東特別大會

股東特別大會通告載於本通函第4至5頁內。股東特別大會上將提呈決議案，以批准授出發行股份授權。

隨函附奉股東特別大會適用之代表委任表格。代表委任表格必須按其上印列之指示填妥，並連同經簽署之授權書或其他授權文件（如有）或經簽署證明之該等授權書或授權文件副本，送達本公司在香港之股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓（於二零零三年一月十二日或以前）或香港灣仔告士打道56號東亞 銀行港灣中心地下（於二零零三年一月十三日或以後），惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間前48小時送達方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會，並於會上投票。

4. 推薦建議

董事認為，授出發行股份授權之建議乃符合本公司、本集團及股東之整體利益。因此，董事建議股東投票贊成將於股東特別大會上提呈之有關決議案。

此致

列位股東　台照

代表董事會
主席兼行政總裁
魏武
謹啟

二零零三年一月八日

SUN'S 新銀集團有限公司*
THE SUN'S GROUP LIMITED
(於百慕達註冊成立之有限公司)

執行董事：
魏武（主席兼行政總裁）
賀惠民
蔣浩瑋

非執行董事：
蕭景年
衛德忠

獨立非執行董事：
賴思明
關文輝

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點：
香港
灣仔
告士打道200號
新銀集團中心
29樓及30樓

敬啟者：

發行新股之一般授權

1. 緒言

於二零零二年屋十一月十四日舉行之本公司股東特別大會上，股東已給予董事發行股份之一般授權，該項發行股份之一般授權已被董事全面行使，並已根據於二零零二年十一月十八日訂立之認購協議及於二零零二年十一月十五日訂立之配售協議發行股份。認購及配售股份詳情已載入本公司於二零零二年十一月十九日刊發之公告內。

本通函旨在向　閣下提供將提呈之發行股份授權決議案之詳情。

2. 發行新股之一般授權

為確保於適宜發行股份之情況下具備靈活性及賦予董事酌情權，本公司將於股東特別大會上提呈一項普通決議案給予董事發行股份授權，可全面及無條件配發、發行及處理最多等同本公司於通過有關發行股份授權之決議案當日已發行股本總面值20%之股份。董事謹此表明，彼等現無意發行股份。

* 僅供識別

釋　義

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	指	由董事組成之董事會；
「本公司」	指	新銀集團有限公司，於百慕達註冊成立之獲豁免有限公司，其證券於香港聯交所有限公司上市；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「股份」	指	本公司股本中每股面值0.001港元(或因該等股份不時進行拆細或合併而產生之其他面值)之股份；
「股東」	指	股份持有人；
「發行股份授權」	指	建議授予董事一般授權以配發及發行最多達本公司於股東特別大會日期已發行股本20%之本公司每股面值0.001港元之新股份，詳情載於董事會函件第2段；
「股東特別大會」	指	本公司將於二零零三年一月二十四日上午十時正舉行之股東特別大會或其任何續會，大會通告載於本通函第4至5頁內；

目　錄

頁次

釋義 1

董事會函件

1. 緒言 2

2. 發行新股之一般授權 2

3. 股東特別大會 3

4. 推薦建議 3

股東特別大會通告 4

此乃要件　請即處理

閣下對本通函或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有新銀集團有限公司之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SUN'S 新銀集團有限公司*
THE SUN'S GROUP LIMITED
（於百慕達註冊成立之有限公司）

發行新股之一般授權

新銀集團有限公司謹訂於二零零三年一月二十四日（星期五）上午十時正假座香港灣仔謝斐道二三八號世紀香港酒店大堂低座一至三號宴會廳舉行股東特別大會，大會通告載於本通函第4至5頁內。本通函並附奉股東特別大會適用之代表委任表格。

無論　閣下能否出席股東特別大會，務請將代表委任表格按其上印列之指示填妥，並儘早交回本公司之香港股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓（於二零零三年一月十二日或以前），或香港灣仔告士打道56號東亞銀行港灣中心地下（於二零零三年一月十三日或以後），惟該表格無論如何最遲須於股東特別大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。